SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Retek Inc.

(Name of Subject Company (Issuer))

SAP America, Inc.
Sapphire Expansion Corporation

(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class Securities)

Brad C. Brubaker
Sr. Vice President, General Counsel and Corporate Secretary
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
USA
+1 610 661 1000

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300

CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee
$560,249,935	$65,942

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

SCHEDULE TO

     This Tender Offer Statement filed under cover of Schedule TO relates to the offer by Sapphire Expansion Corporation (Sapphire Expansion), a Delaware corporation and a wholly owned subsidiary of SAP America, Inc. (SAP America), a Delaware corporation and a wholly owned subsidiary of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (SAP AG), a company incorporated under the laws of the Federal Republic of Germany, to purchase all outstanding shares of common stock, par value $0.01 per share (the Shares) of Retek Inc., a Delaware corporation (Retek), at a price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2005 (the Offer to Purchase) and in the related Letter of Transmittal (the Letter of Transmittal, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the Offer), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Sapphire Expansion and SAP America.

ITEM 1. SUMMARY TERM SHEET.

     Reference is made to the information set forth in the “Summary Term Sheet” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Reference is made to the information set forth in Section 5 (“The Tender Offer—Information Concerning Retek”) of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth on the cover page and in the “Introduction” of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is made to the information set forth in Section 7 (“The Tender Offer—Price Range of the Shares”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Reference is made to the information set forth in Section 8 (“The Tender Offer—Information Concerning SAP AG, SAP America and Sapphire Expansion”) and Schedule I (“Information Concerning the Directors and Executive Officers of SAP AG, SAP America and Sapphire Expansion”) of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth in Section 8 (“The Tender Offer—Information Concerning SAP AG, SAP America and Sapphire Expansion”) and Schedule I (“Information Concerning the Directors and Executive Officers of SAP AG, SAP America and Sapphire Expansion”) of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is made to the information set forth in Section 8 (“The Tender Offer—Information Concerning SAP AG, SAP America and Sapphire Expansion”) and Schedule I (“Information Concerning the Directors and Executive Officers of SAP AG, SAP America and Sapphire Expansion”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 1 (“The Tender Offer—Terms of the Offer”), Section 2 (“The Tender Offer—Acceptance for Payment and Payment”), Section 3 (“Procedures for Accepting the Offer and Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 6 (“The Tender Offer—United States Federal Income Tax Considerations”) and Section 12 (“The Tender Offer—Purpose and Structure of the Offer; the Merger Agreement; Plans for Retek”) of the Offer to Purchase, which is incorporated herein by reference.

     (a)(2) Reference is made to the information set forth in “Summary Term Sheet,” “Introduction,” Section 6 (“The Tender Offer—United States Federal Income Tax Considerations”), Section 9 (“The Tender Offer—Appraisal Rights; Going Private Transactions”) and Section 12 (“The Tender Offer—Purpose and Structure of the Offer; The Merger Agreement; Plans for Retek”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Reference is made to the information set forth in Section 11 (“The Tender Offer—Contacts and Transactions with Retek; Background of the Offer”), which is incorporated herein by reference.

     (b) Reference is made to the information set forth in Section 8 (“The Tender Offer—Information Concerning SAP AG, SAP America and Sapphire Expansion”), Section 11 (“The Tender Offer—Contacts and Transactions with Retek; Background of the Offer”) and Section 12 (“The Tender Offer—Purpose and Structure of the Offer; the Merger Agreement; Plans for Retek”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (c)(1)-(7) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 9 (“The Tender Offer—Appraisal Rights; Going Private Transactions”), Section 11 (“The Tender Offer—Contacts and Transactions with Retek; Background of the Offer”) and Section 12 (“The Tender Offer—Purpose and Structure of the Offer; The Merger Agreement; Plans for Retek”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) Reference is made to the information set forth in Section 10 (“The Tender Offer—Source and Amount of Funds”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) Reference is made to the information set forth in Section 8 (“The Tender Offer— Information Concerning SAP AG, SAP America and Sapphire Expansion”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Reference is made to the information set forth in the “Introduction” and Section 16 (“The Tender Offer—Fees and Expenses”) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The financial statements of Sapphire Expansion and SAP America are not material to the Offer.

     (b) Pro forma financial statements of Sapphire Expansion and SAP America are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) Reference is made to the information set forth in Section 12 (“The Tender Offer—Purpose and Structure of the Offer; the Merger Agreement; Plans for Retek”) of the Offer to Purchase, which is incorporated herein by reference.

     (a)(2)(3) Reference is made to the information set forth in the “Introduction,” Section 2 (“The Tender Offer—Acceptance for Payment and Payment”), Section 3 (“The Tender Offer—Procedures for Accepting the Offer and Tendering Shares”), Section 9 (“The Tender Offer—Appraisal Rights; Going Private Transactions”) and Section 15 (“The Tender Offer—Legal Matters”) of the Offer to Purchase, which is incorporated herein by reference.

     (a)(4) Reference is made to the information set forth in Section 12 (“The Tender Offer—Purpose and Structure of the Offer; the Merger Agreement; Plans for Retek”) and Section 15 (“The Tender Offer—Legal Matters”) of the Offer to Purchase, which is incorporated herein by reference.

     (a)(5) None.

     (b) Reference is made to the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek, which are incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated March 4, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary advertisement published March 4, 2005.
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(b)	None.
(d)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek.
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 4, 2005 that the information set forth in this statement is true, complete and correct.

SCHEDULE TO

SAPPHIRE EXPANSION CORPORATION
By:	/s/ JAMES MACKEY
	Name:	James Mackey
	Title:	President

SAP AMERICA, INC.
By:	/s/ BRAD C. BRUBAKER
	Name:	Brad C. Brubaker
	Title:	Authorized Signatory

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 4, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary advertisement published March 4, 2005.
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(b)	None.
(d)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek.
(g)	None.
(h)	None.

*	Previously filed.